Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-195610

333-195610-01

PRICING TERM SHEET
FIBRIA OVERSEAS FINANCE LTD.

U.S.$600,000,000 5.250% NOTES DUE 2024

GUARANTEED BY
FIBRIA CELULOSE S.A.

MAY 7, 2014

ISSUER:	Fibria Overseas Finance Ltd.

GUARANTOR:	Fibria Celulose S.A.

SECURITY:	5.250% Notes due 2024

RANKING:

The notes and the guarantee will be general unsecured senior obligations and will rank equal in right of payment with all of the Issuer’s and the Guarantor’s existing and future senior unsecured indebtedness, respectively. The notes and the guarantee will be (i) effectively subordinated to all of the Issuer’s and the Guarantor’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, respectively, and (ii) structurally subordinated to all of the existing and future liabilities of the Guarantor’s subsidiaries (other than the Issuer).

FORMAT:	SEC Registered

CURRENCY:	U.S. Dollars

PRINCIPAL AMOUNT:	U.S.$600,000,000

MATURITY:	May 12, 2024

PRICING DATE:	May 7, 2014

EXPECTED SETTLEMENT DATE:	May 12, 2014, T+3

COUPON:	5.250%

DAY COUNT:	30/360

INTEREST PAYMENT DATES:	May 12 and November 12, commencing on November 12, 2014

ISSUE PRICE:	99.302% of principal amount

BENCHMARK TREASURY:	2.750% due February 15, 2024

BENCHMARK TREASURY PRICE AND YIELD:	101-11+; 2.591%

SPREAD TO BENCHMARK TREASURY:	+275 basis points

YIELD:	5.341%

MAKE-WHOLE CALL:	+40 basis points

OPTIONAL REDEMPTION PROVISIONS:

Either the Issuer or the Guarantor may, at its option, redeem the notes, in whole or in part, at any time, by paying the greater of (i) 100% of the principal amount of the notes plus accrued interest and additional amounts, if any, to the date of redemption and (ii) the applicable “make-whole” amount, as described under “Description of the Notes—Redemption—Optional Redemption.”

TAX REDEMPTION PROVISIONS:

Either the Issuer or the Guarantor may, at its option, redeem the notes, in whole but not in part, at 100% of the principal amount of the notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date, upon the occurrence of specified events relating to Brazilian or Cayman Islands tax law. See “Description of the Notes—Redemption—Tax Redemption.”

NET PROCEEDS BEFORE EXPENSES:	U.S.$593,106,000

RATINGS*:	Ba1/BB+/BBB-

DENOMINATION:	Minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

GOVERNING LAW:	New York

CLEARING:	The Depository Trust Company

LISTING:	The Issuer will apply to list the notes on the New York Stock Exchange.

CUSIP/ISIN:	CUSIP: 31572U AE6 ISIN: US31572UAE64

JOINT BOOK-RUNNING MANAGERS:	Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Banco Votorantim S.A., Nassau Branch

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may access these documents without charge by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Underwriters can arrange to send you the prospectus supplement and prospectus if you request it by calling or e-mailing Citigroup Global Markets Inc. at 1-800-831-9146, Credit Agricole Securities (USA) Inc. at 1-866-807-6030, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman, Sachs & Co. at 1-866-471-2526, or Banco Votorantim S.A., Nassau Branch at 1-212-339-7350.